UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Applix, Inc.
(Name of Subject Company)

Applix, Inc.
(Name of Person Filing Statement)

Common Stock, $0.0025 par value per share
(Title of Class of Securities)

038316105
(CUSIP Number of Class of Securities)

David C. Mahoney
President and Chief Executive Officer
Applix, Inc.
289 Turnpike Road
Westborough, Massachusetts  01581
(508) 870-0300
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Patrick J. Rondeau, Esq.
Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission, which we refer to as the SEC, on September 18, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on October 9, 2007, which we refer to as the Schedule 14D-9, by Applix, Inc., a Massachusetts corporation, which we refer to as Applix, relating to the tender offer made by Dimension Acquisition Corp., which we refer to as Dimension and which is a Massachusetts corporation and an indirect, wholly owned subsidiary of Cognos Incorporated, a Canadian corporation, which we refer to as Cognos, as set forth in the Tender Offer Statement filed by Dimension and Cognos on Schedule TO, dated September 18, 2007, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule TO, to purchase all of the issued and outstanding shares of common stock of Applix at a price of $17.87 per share, net to the holder thereof in cash, without interest, less any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“Subsequent Offering

The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Tuesday, October 16, 2007. Cognos’ calculations indicate that approximately 14,091,975 shares (including shares tendered by guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing approximately 70% of the common stock on a fully diluted basis (which represents approximately 86% of the issued and outstanding common stock of Applix). Dimension has accepted for payment all tendered shares. In the joint press release issued by Cognos and Applix on October 17, 2007, the percentages of shares tendered were calculated from preliminary numbers received from the Depositary on October 16, 2007.

On October 17, 2007, Cognos and the Company jointly announced a subsequent offering period commencing on October 17, 2007 and expiring on October 30, 2007 at 5:00 p.m. New York City time. During the subsequent offering period, Dimension will accept for payment and promptly pay for shares as they are tendered. Stockholders who tender shares during such period will be paid the same $17.87 per share cash consideration paid for shares tendered during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn.

Pursuant to the terms and conditions of the Merger Agreement, following the expiration of the subsequent offering period, Dimension will be merged with and into Applix, referred to as the Merger, and each outstanding share of common stock of Applix not tendered in the offer (other than shares held by Cognos or Dimension), will be converted into the right to receive $17.87 per share in cash, without interest thereon, less any required withholding taxes. Following the consummation of the Merger, Applix will continue as the surviving corporation and an indirect, wholly-owned subsidiary of Cognos. The Merger is expected to occur promptly following Cognos’ acceptance for payment of at least 90% of the common stock of Applix during the subsequent offering period.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(9)     Joint Press Release issued on October 17, 2007.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Milton A. Alpern
Name: Milton A. Alpern
Title: Chief Financial Officer

Dated: October 17, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(9)	Joint Press Release issued on October 17, 2007.